Policy on Personal Securities Transactions

I.	OBJECTIVES AND PRINCIPLES

It is the policy of Quantum Advisors Private Limited (“Firm”) that while its employees may conduct “personal trading” they must do so in compliance with the firm’s policies and procedures. The Firm’s personal trading policy is summarized in this section.

The following basic principles guide all aspects of the Firm’s business and represent the minimum standards which the Firm expects its employees to adhere to in connection with their personal trading activities and otherwise:

a.	Clients’ interests come before employees’ personal interests and, except to the extent otherwise provided in Client IMA’s, before the Firm’s interests;
b.	The Firm must disclose fully all material facts about conflicts of which it is aware between the Firm’s and/or its employees’ interests, on the one hand, and clients’ and/or investors’ interests, on the other. While the firm’s and its employees’ interests inevitably conflict in some respects with its clients’ and with fund investors’ interests, the Firm tries to manage those conflicts in ways that its clients know about and that are fair under all the circumstances;

c.	Employees must operate on the Firm’s and their own behalf at all times consistently with the Firm’s disclosures to and arrangements with clients and investors regarding conflicts and the Firm’s efforts to manage the impacts of those conflicts;
d.	The Firm and its employees must not take undue advantage of the Firm’s or their own position of trust with and responsibility to clients;

e.	The Firm and its employees must always comply with all applicable securities laws including all federal securities laws.

f.	It is each employee’s duty to consider and adhere to these principles in all of his or her activities that involve the Firm and its clients and to report to the CCO or the designated officer any activities he or she believes may constitute or involve a violation of any law or of any provision of the Firm’s personal trading policy.
II.	APPLICABILITY

a.	Persons covered

These guidelines shall be applicable to

a)	Employees - all full-time and part-time employees of the Firm including whole-time directors, temporary & contract employees other than office support staff (each of whom is referred to as ”employee”);
b)	Non-Executive Directors - the non-executive directors of the Firm (and their associated investors) to the extent stipulated in Clause no VI(b), VI(c), VIII, X(b), X(c), X(e), XI (b) and XIV(b) of this policy; and
c)	each employee’s “associated investors”

All employees and non-executive directors should read and understand the applicable policies and procedures and confirm having read and understood the same on an annual basis in the form prescribed in Appendix 2 of the Code of Ethics and these policies and procedures.

For the purpose of these guidelines, “Associated Investors” shall mean:

i.	Immediate relatives of an employee or non-executive director as the case may be

ii.	each trust for the benefit of the employee/ non-executive director, or their immediate relatives, over which either the employee/non-executive director has investment discretion or the employee/non-executive director is consulted by such trust before taking decisions in relation to trading in securities
iii.	a Hindu Undivided Family (HUF) of which the employee/non-executive director is either the Karta or is a co-parcener having investment discretion or is consulted by the HUF before taking decisions in relation to trading in securities

“Immediate relatives” shall mean spouse of an employee/non-executive director, and includes parent, sibling, and child of such employee/non-executive director or of the spouse, any of whom is either dependent financially on such employee/non-executive director, or consults such employee /non-executive director in taking decisions relating to trading in securities.

Accounts owned by an employee/non-executive director of the Firm or their associated investors are referred to in this policy as “Personal Accounts”.

For the purpose of these guidelines, pursuant to the requirement under the SEBI (Prohibition of

Insider Trading) Regulations, all employees are categorized as ‘Designated persons’.

Position of Non-Executive Directors under these Guidelines:

The Non – Executive Directors of the Company do not have:

•	access to non-public information regarding any clients’ purchases or sales of securities,

and

•	Involvement in client portfolio management or making securities recommendations or access to such recommendations those are non-public.

Hence, only certain sections of this Policy as indicated in II. a(b) above apply to the non-executive directors.

b.	Type of Holdings covered

These guidelines cover transactions for sale or purchase of securities;

•	made in the name of the ‘persons covered’ as specified in Clause II(a) above, either individually or jointly with any other person; and

•	by the ‘persons covered’ as a member of a Hindu Undivided Family (HUF)

III.	SECURITIES/INVESTMENTS COVERED

These policies and procedures are applicable to all “Reportable Securities”.

“Reportable Securities” for the purpose of these policies and procedures shall mean “Reportable Securities” as defined in Rule 204A-1 of the Advisers Rules (which include “Reportable Funds” as defined hereinafter), and Securities as defined in Section 2 (h) of the Securities Contract Regulations Act 1958. As per the aforesaid laws “reportable securities shall include;

(a)	“any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, pre-organization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing”.
(b)	units or any other instrument issued by any collective investment scheme to the investors in such schemes, security receipt as defined in clause (zg) of section 2 of the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, units or any other such instrument issued to the investors under any mutual fund scheme, rights or interest in securities;

Reportable fund means and includes:

(i)	All schemes of Quantum Mutual Fund
(ii)	any fund which is managed or advised by the Firm or any of its affiliated companies. The fund here includes the fund as defined in section 2(a) (20) of the United States Investment Company Act of 1940.
(iii)	any fund for which the firm serves as an investment adviser as defined in section 2(a)(20) of the Investment Company Act of 1940
(iv)	any fund whose investment adviser or principal underwriter controls the Firm, is controlled by the Firm, or is under common control with the Firm. For purposes of this section, control has the same meaning as prescribed in section 2(a)(9) of the Investment Company Act of 1940

Examples of investments covered under these guidelines, inter alia includes:

•	Equity/Preference Shares (including unlisted/ Private placement)
•	Fully/Partly convertible securities
•	Bonds/Debenture (including tax free/ tax saving/gold bonds)
•	Units of Quantum Mutual Fund schemes, including units acquired under the SMILE facility
•	Real estate investment trust (REIT)/ Infrastructure Investment Trust (InvIT)
•	ADR’s and GDR’s, FCCB’s

•	Units of Alternative Investment Funds (AIF)
•	Investment done via private equity route/under discretionary portfolio management Services

Note - The above list is provided for the purpose of better understanding and is not exhaustive, in case of any doubt or where any clarification is required in respect of applicability of these guidelines to any investment, please contact the compliance team.

IV.	INVESTMENTS NOT COVERED:

These guidelines do not apply to the investments by the ‘persons covered ‘:

a.	in direct obligations of the government of the United States;

b.	in bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short term debt instruments including repurchase agreements; fixed deposits with banks/financial institutions/companies, life insurance policies, provident funds (including public provident fund) or investment in savings schemes such as National Savings Certificates, National Savings Schemes, Kisan Vikas Patra or any other similar investment.
c.	In assets of a non-financial nature such as gold, real estate etc., where there is no likely conflict between interest of the Firm’s clients’ and the employees’ interest.

d.	In shares issued by money market funds

e.	In shares/units issued by open-end funds other than Reportable funds
f.	In units issued by closed - end funds of SEBI registered mutual funds other than Reportable funds

g.	In shares issued by unit investment trust that are invested exclusively in one or more open- end funds, none of which are Reportable funds.

V.	PERSONAL TRADING SOFTWARE:

Personal trading software has been put in place and implemented as a result of which pre- clearance, reporting and other processes as laid down in this policy have been automated.

VI.	PRE-CLEARANCE OF PERSONAL INVESTMENT TRANSACTIONS/ APPLICATIONS

a.	Employees - All personal transactions in securities -that have been listed below- by the “employees” (in their own name and in the name of their associated investors,) excepting those specifically exempted by the Firm must be pre-approved on the Firm’s pre-trade clearance form (as prescribed in Appendix 5) by the CCO or the designated officer. In case of trades by the CCO or the designated officer, the same shall be pre-approved by the MD;

•	Investments in “Reportable securities” in IPOs or Limited Offerings / Private Placements. It is clarified that exercise of employee stock options under ESOP schemes does not require pre-clearance (though the 7 days reporting requirement continues to apply for allotment of shares under ESOP). However, sale of such shares acquired in ESOP schemes require pre-clearance.

•	Investments in “Reportable securities” of Indian companies made in the secondary markets including purchase of rights renunciation.

•	Investments in “Reportable funds” (except investments during New Fund Offers of Reportable funds where pre-clearance is not required; however 7 days reporting is required)
b.	Non-Executive Directors - The consent of the CCO or the designated officer will have to be sought by a non-executive director prior to undertaking the following transactions;

•	any transaction in “Reportable securities” (as defined in Clause no III) in their own name or in the name of their associated investors (solely or jointly); through an IPO or in a Limited Offering where the amount proposed to be invested is more than INR 50 lakhs in aggregate, per day, per security (in case of Indian securities) and USD 200,000 in aggregate, per day, per security (in case of non-Indian securities).

•	any transaction in “Reportable securities” of Indian companies in their own name or in the name of their associated investors (solely or jointly); in the secondary markets (including purchase of rights renunciation) where the amount proposed to be invested is more than INR 50 lakhs in aggregate, per day, per security.

•	pre-clearance requirement is not applicable to non-executive directors and their associated investors for transaction in SEBI registered mutual funds (including Quantum Mutual Fund schemes).

•	An initial contribution made in to their portfolio that is proposed to be managed by a professional portfolio manager (PM) under a discretionary portfolio management Services (DPMS) agreement between the ‘non-executive director’ and the PM. The CCO shall generally grant such consent if the following conditions are satisfied;
➢	The said PM is registered with any regulatory body/authority such as SEBI, SFC, FSC etc.,
➢	Such PM is being appointed as a discretionary portfolio manager (DPMS) as per the portfolio management agreement
➢	The concerned non-executive director submits a written application (specifying amount of initial contribution, asset class, contact details of DPMS or any other additional information, as may be required by the CCO) along with the initial contract, to the CCO for pre-clearance of the said arrangement or the initial contribution made by the Non-Executive director.

However, pre-clearance of the CCO will not be required for subsequent additions or withdrawals to/from the initial portfolio. Further, the pre-clearance requirement will not apply to the transactions executed in the said PMS account by the PM.

If a non-executive director has an existing arrangement with any registered/regulated portfolio manager for managing his/her portfolio, then the copy of the “Portfolio Management Agreement” along with the holding lists should be submitted for the review of the CCO. The CCO then checks whether all conditions mentioned in this guidelines are met before providing approval for such arrangement.

Additionally, the non-executive director needs to submit the quarterly transaction and annual holding report in relation to all Reportable securities in the said PMS account to the CCO in the specified format. For this purpose, the concerned director, if so desired, may also authorize the PM to send the reports directly to the Firm.

c.	It is each employee’s / non-executive director’s responsibility to bring proposed transactions in Reportable securities to the appropriate approver’s attention and to obtain necessary approval.

d.	Pre-clearance is required for the transactions and applications for purchase or sale of all Reportable securities covered under Clause no III above unless specifically exempted under these policies/guidelines. The Firm may from time to time exempt certain types of securities from pre-clearance requirements.
e.	The authorized approver generally applies the following criteria and considers the restrictions stipulated in point VII below before taking a decision on whether or not to grant permission for requested transactions:

•	No permission shall be granted to transact in shares of listed companies in India whose average daily trading volume in the Indian equity markets in the preceding 12 months is USD 1 million or above; provided however that following cases will not be subject to this blanket prohibition and transactions in such shares will be subject to the normal approval process and criteria prescribed in these guidelines for personal trading:
1.	When the shares in question were held by a “persons covered” at the time the concerned employee/director joined the firm and the said holding was disclosed by him in his initial holding report

2.	When the shares in question were held by a “person covered” on or before May 04, 2011, ( being the date when the above rule came into effect) and which was disclosed by him in his holding report thereafter

3.	When at the time the person covered purchased shares of a Company, the average daily trading volume on the stock exchanges in the preceding 12 months was below USD 1 million but subsequently the said average annual trading volume increased to USD 1 million or above at the time of selling those shares.
4.	When shares are offered under a re-structuring or amalgamation

5.	Where the shares were otherwise acquired in compliance with this policy including but not limited to acquisition under inheritance, rights issue, exercise of shares under ESOP scheme etc.

•	No permission shall be granted to trade in securities during the period when such securities form part of the analysts priority list issued by the research team and which are being researched for clients

•	No permission shall be granted to trade in securities which are forming part of the client portfolios

•	No permission shall be granted to trade in securities that the portfolio management team intends to trade for clients in next 15 days.

•	No “persons covered” is given permission to trade in a security that has been traded by the firm for any of its clients at any time during the last 15 trading days.

The CCO or the designated officer need not specify the reasons for any decision to clear or deny clearance for any proposed transaction. A complete list of all approved & rejected requests and reporting shall be available on the Firm’s record.

VII.	RESTRICTIONS ON TRADING

a.	Any decision by the firm that it will buy or sell a particular Reportable security for a client account is considered to be “Transaction Information.” Transaction Information also includes any research that could reasonably be expected to lead to a buy or sell decision.
b.	No trading in Personal Accounts is permitted as to a Reportable security while an employee is aware of Transaction Information as to that security.

“Personal Accounts” include accounts owned by or in the name of “persons covered” as defined in Clause II (a) above.

c.	Before the firm completes client purchases or sales pursuant to Transaction Information, all Transaction Information is the confidential property of the Firm and should not be disclosed to anyone including associated investors, relatives and friends, other than disclosure within the research and investment team of the Firm as part of the research and investment decision making process. Premature disclosure of Transaction Information other than for the purposes mentioned above could constitute “tipping” of material non-public information in violation of insider trading laws.

d.	No trading in Personal Accounts as to a Reportable security is permitted on a day in which the fund manager has a pending ‘buy’ or ‘sell’ order in the same investment until that order is executed or withdrawn.
e.	No trading in Personal Accounts as to a Reportable security is permitted during the period commencing 15 days prior to (if the relevant person is aware of a forthcoming client transaction) and ending 15 days after the date of trading in that investment on behalf of a client.

f.	Additional restrictions for research analysts

An employee working in the research and investment department (“research employee”) shall not be allowed to trade in Reportable securities:

a.	that the said research employee has researched or recommended during the period starting 30 days before and ending five days after the release of a research report by such research employee,

b.	that the said research employee proposes to transact in a manner contrary to his/her given recommendation.

c.	before the initial public offering (IPO) of any issuer/company, if the said issuer is principally engaged in the same types of business as companies that the said research employee follows or recommends.

The above restriction may not apply in case there is a significant news or event/s concerning the subject company or the trade is based upon an unanticipated significant change in the personal financial circumstance of the said research employee, subject to prior approval of the CCO/designated officer/s.

VIII.	VALIDITY OF APPROVAL

a.	The approval of CCO or the designated officer for carrying out a transaction of sale or purchase of a Reportable security by ‘Persons Covered’ shall be valid for not more than 3 trading days (excluding the date of approval).
b.	If a transaction approved by CCO or the designated officer has not been effected within the period not exceeding 3 trading days following the date of its approval, the ‘Persons Covered’ shall be required to obtain fresh prior approval from CCO or the designated officer for effecting the said transaction.

c.	The CCO or the designated officer shall maintain a record of all requests for pre- clearance regarding the purchase or sale of a Reportable security, including the date of the request, the name of the ‘Persons covered’, the details of the proposed transaction and whether the request was approved or denied and waivers given, if any, and its reasons.

IX       COMPULSORY HOLDING PERIOD / RESTRICTION ON CONTRA TRADE

All ‘Designated persons and their associated investors shall not undertake any contra trade in Reportable securities (other than transactions in mutual fund units) within 185 days from the date of the last transaction in a particular Reportable security. It is clarified that exercise of ESOP and sales of shares acquired under exercise of ESOP shall not be considered as ‘transaction’ for the purpose of the contra-trade restriction.

If any contra trade be executed, inadvertently or otherwise, in violation of such restriction then, in addition to the disciplinary action mentioned in this policy, the profits earned by a designated person or his Associated investor from such trade shall be liable to be disgorged for remittance to SEBI for credit to the Investor Protection and Education Fund administered by SEBI.

In case of investments in mutual fund units, the designated persons and their Associated investors shall hold their investment in mutual funds (other than investments in liquid funds / overnight funds for which there is no minimum holding period) for 90 calendar days before the position is closed.

Any request to close a position in less than the period specified above due to extraordinary events affecting an investment must be approved by the CCO or the MD as the case may be. Generally, a request to close a position in less than the specified period should be expected to be denied.

X.	OTHER MISCELLANEOUS RESTRICTIONS

a.	While trading in India, each employee must only utilize the broking services of either HDFC Securities or ICICI Securities for their securities transactions.

In case of new employees who wish to use a broker (their existing broker) other than the firm prescribed broker (HDFC or ICICI), they shall make an application to the CCO or the designated officer, seeking permission for liquidating their holding through their existing broker. The CCO or the designated officer may grant approval for use of such existing broker to trade; provided however that this facility is available to new employees only for a period of up to 30 days from the date of their joining.

However, the transaction will be subject to all other approval and reporting requirements as mentioned in the firm’s personal trading policy.

b.	No ‘Persons covered’ shall purchase any Reportable security (including derivatives) on a “carry forward” basis or indulge in “short sale” of any Reportable security (including derivatives).
c.	‘Persons covered’ who effect any purchase transactions shall ensure that they take delivery of the securities purchased, before selling them.

d.	On no account shall the employee insist or even suggest to the brokers concerned to charge reduced brokerage, or accept any contract with a reduced brokerage charge. This provision is applicable only if the Firm allows its employees to use the same broker which is used by the firm to trade on behalf of its clients.
e.	No pre-approval is required to be taken by ‘Persons covered’ for purchasing shares through rights entitlement; however, reporting requirement as provided in clause XV of this policy will continue to be applicable. The pre-approval requirement for trading under a rights entitlement shall however be applicable where, any Person covered wishes to acquire additional shares that have been renounced by another shareholder.

XI.	INVESTMENTS THROUGH PORTFOLIO MANAGERS

a.	Employees and their Associated investors are not allowed to make investments either through discretionary or non-discretionary Portfolio Managers.

In case of a new employee who has existing arrangement between himself or his Associated investors and any portfolio manager at the time of joining the Firm, he shall get such arrangement terminated within 30 days or such extended time as may be allowed by the CCO.

b.	Non-executive directors who wish to appoint discretionary portfolio managers shall fulfill conditions specified in Point VI (b) above

XII.	INVESTMENTS IN UNITS OF MUTUAL FUND SCHEMES

All Designated Persons and their Associated investors shall be required to obtain prior permission of the CCO or the designated officer/s for purchase or sale (including switches) of units of Reportable funds; For this purpose, purchase or sale of Reportable funds includes lump- sum transactions and registration of new Systematic Investment Plan (SIP), systematic transfer plan (STP), systematic Withdrawal Plan (SWP), dividend Sweep / Dividend Transfer Plan (DTP) facility and opting for SMILE facility of Quantum Mutual Fund.

XIII.	ROUTING OF TRANSACTIONS

All ‘employees’ shall inform CCO or the designated officer the name of the broker through whom they will do all their transactions in Reportable securities and also the name of depository participant who shall hold their securities. All transactions in Reportable Securities of Indian companies by the employees shall be strictly routed through brokers specified by the Firm and all such employees shall authorize their brokers to forward a copy of the employees contract note/transaction details directly to the Firm.

Note: (such authorization is forming part of employee joining documents).

XIV.	DISCLOSURES & REPORTING

Each employee / Non-Executive director must report to the CCO or to the designated officer the holdings of all Reportable securities and transactions in Reportable securities to the extent this policy applies to such transactions as follows:

a.	Employees - List of all Personal accounts in which the employee or any of the employees’ Associated investors has a beneficial interest, and of all of their current holdings in relation to the Reportable securities/investments covered (Covered securities) under Clause no. III above.

The holding report (in the format prescribed in Appendix 8) giving details of the Covered securities as on the date of joining ( it shall include all shares acquired directly or under a Portfolio Management Agreement) must be submitted not more than 10 days after the employee has been hired, and thereafter within 15 days of the end of each calendar quarter along with the demat statements for the holdings reported.

In case of quarterly reports, information must be as of the end of each calendar quarter. Transaction reports in the Form prescribed in Appendix 6 and 7 must be submitted not more than 15 days of the end of each calendar quarter and not more than 7 calendar days of transaction respectively.

b.	Non – executive Directors - In case of non – executive directors, the directors shall furnish details of transactions executed for purchase / sale of any Reportable securities exceeding the value of INR 1,00,000/- (in case of Indian securities) and USD 20,000 (in case of non-Indian securities) on a quarterly basis, within 30 calendar days of end of quarter. The above transactions shall include transactions executed through discretionary portfolio manager (if any) and a statement of holdings in securities (including securities purchased through portfolio manager, if any) as on March 31st every year within 30 calendar days from March 31st.

c.	Duplicate Statements and Confirmations: The employees must through arrangements with their brokers (HDFC or ICICI) arrange for the firm to receive duplicate trade confirmations for each securities transaction in a Covered security.

All confirmations, account statements, holding reports and other similar reports or documents will be considered “Confidential Information”.

XV.	TRADES/ ALLOTMENT REPORTINGS

A.	Reporting of transactions for which pre-clearance is required

Each employee shall submit a transaction report (in the format given in Appendix 6 & 7) which shall contain details of their personal transactions and the Associated investors’ transactions of purchase or sale of Reportable securities. These details shall be submitted as follows:

a.	details of transactions effected for purchase/sale of Reportable securities through IPO, Preferential issues, through the secondary market within 7 calendar days from the date of transaction/application date.
b.	details of transactions effected for purchase/sale of mutual fund units through lump- sum transactions and registration of new systematic transaction facility (SIP/STP/SWP/DTP/Dividend Sweep/SMILE facility) within 7 calendar days from the date of transaction or registration of new systematic transaction facility;

c.	details of transactions processed towards dividend reinvestment and under existing systematic transaction facility (SIP/STP/SWP/DTP/Dividend Sweep/ SMILE facility) during a calendar quarter to be reported within 15 calendar days from the end of the calendar quarter.
d.	In case no trade has been executed after obtaining pre-clearance, a Nil report shall be furnished within 7 days from the date of approval.

Effective July 1, 2021, Firm has implemented a mechanism through which the investments in Quantum Mutual Fund (QMF) schemes by the employees and their Associated investors shall be reported automatically into the personal trading system (presently the Velox system) by directly obtaining transaction feeds from KFintech, the Registrar and Transfer Agent of QMF.

This automatic reporting facility is voluntary and can be opted by employees by giving a written consent to KFintech for sharing their personal transaction details in QMF schemes to the Firm. Employees who have opted for this facility shall not be held liable in case their QMF transactions are not reported in the Velox system within 7 days of transaction due to any technical issue in the system. Such employees will be permitted to get the issue resolved any time before the next quarterly transaction reporting.

B.	Reporting in case of Right issue, exercise of ESOP, Bonus Shares or corporate action

Each employee shall report detail of Reportable securities acquired on account of bonus issue or change in holding of any Reportable security on account of corporate action (such as merger/amalgamation, split, consolidation etc.) as part of their quarterly reporting obligations.

Each employee shall report detail of Reportable securities purchased exercising own right entitlement or under ESOP scheme within 7 calendar days from the date of application.

Additionally, in order to verify whether employees have appropriately incorporated/reported holding and transaction details in the personal trading system the CCO or the designated officer may on a random basis request certain employees to submit supporting’s for their mutual fund and other securities transactions as part of their quarterly submission.

C.	Additional Disclosure Requirements:

All Designated persons shall be required to disclose certain additional information as listed below, regarding the below mentioned persons:

a)	The designated person himself / herself
b)	Immediate relatives of the designated person

c)                   Persons with whom such designated person shares a material financial relationship

Explanation – the term “material financial relationship” shall mean a relationship in which one person is a recipient of any kind of payment such as by way of a loan or gift from a designated person during the immediately preceding twelve months, equivalent to at least 25% of the annual income of such designated person but shall exclude relationships in which the payment is based on arm’s length transactions.

The information to be provided is:

1)	Name
2)	Permanent Account Number
3)	phone and mobile numbers used by them

All designated persons need to confirm this data on an annual basis by April 30 of every year. Also any change in the information so provided shall be intimated by such designated person to the CCO or the designated officer.

Further, all ‘designated persons’ shall on a one time basis disclose the names of educations institutions from where they graduated or studied and the names of their past employers.

XVII. REVIEW AND AVAILABILITY OF PERSONAL TRADE INFORMATION

The CCO or the designated officer/s will review within 45 days after the end of each quarter, all information provided by employees/Directors to the compliance team or uploaded by employees on to the “Personal Securities trading system” (presently the Velox System), including quarterly transaction and initial and quarterly holdings reports, and various other reports available under the Personal trading system to detect if there are any defaults of these personal securities trading policies/guidelines so that necessary remedial action can be taken as per the Manual. In undertaking such review, the CCO or the designated officer shall periodically analyze the employee’s/director’s trading for patterns that may indicate abuse.

The CCO or the designated officer shall ensure that employee/directors reports and securities account statements are available in the Personal securities trading system or otherwise maintained by the compliance team.

XVII.	CONFIDENTIALITY

The CCO will maintain records of all the submissions made under this policy in a manner to safeguard their confidentiality. Each employee’s/directors records will be accessible only to the employee/director concerned, the compliance department, senior officers and appropriate human resources personnel, Firm’s auditors and appropriate regulatory authorities as and when required.

XVIII.	CONSEQUENCES OF BREACH

The CCO will:

a.	Report any occurrence that he determines is a violation of the firm’s personal trading policy to the CMC, who will determine an appropriate sanction for the violation;

b.	Refer any occurrence to the CMC for guidance and decision on whether it amounts to a violation of the firm’s personal trading policy along with his own and/or the compliance team’s view on the matter in question.

c.	Make himself available to assist employees/directors with questions regarding this policy and review it on a regular basis, updating it as necessary;

d.	Report any suspected violations of this policy or other questionable activities to the CMC.

a.	Disciplinary Action

The Firm may enforce this policy in any manner permitted under the applicable law including by taking the following action/s against an employee who is held to be in violation of the Firm’s personal trading policy, after appropriate opportunity is provided to the concerned employee to show cause why no action must be taken against him/her:

•	Warning letter from the CCO for the first violation and in case the violation is by CCO, a warning letter from MD;

•	In case of second violation, the employee will not be part of the bonus pool of the Firm for that year; and
•	In case of third violation, the CMC has the right to take appropriate action against the employee in question which includes; loss of bonus again in the year in which third violation occurred, salary cut, no salary increment/wage freeze, no promotion for the year, recovery, suspension or termination of employment. Where the disciplinary action decided by the CMC for the third violation is loss of bonus or no salary increment, for such cases if the firm has not declared bonus or salary increment for the year relevant to the third violation, the employee will not be part of the bonus or salary increment of the immediate subsequent year in which such bonus pool/ increment is declared by the firm.

For the purpose of such disciplinary actions, the count of breaches by the employee shall be calculated on a cumulative basis over his/her entire tenure with the firm.

•	In case of any violation of this policy by Non-Executive Directors, the details of violations will be placed before the Audit Committee of the Firm for review and action as deemed appropriate.

Any amount collected through disciplinary action mention above shall be remitted to SEBI for credit to the Investor Protection and Education Fund (IPEF) administered by SEBI.

b.	Transaction Reversal and Disgorgement of Profits

Transactions effected without pre-clearance or which are otherwise in violation of the insider trading or personal trading guidelines are subject, in the CCO’s discretion (after consultation with the CMC), to being reversed or, if the employee made profits on the transaction, to disgorgement of such profits. The disgorged profits shall be remitted to SEBI for credit to the Investor Protection and Education Fund (IPEF) administered by SEBI.

c.	Reporting to SEBI

Any violation of SEBI (Prohibition of Insider Trading) Regulation observed shall be promptly informed to Stock exchange on which the concerned security is listed.

XIX.	PERSONAL TRADING POLICY ADMINISTRATION PROCEDURES

The CCO is responsible for administering the firm’s personal trading policy and, in this connection, will do the following:

a.	Provide each employee with a copy of the most updated personal trading policy;
b.	Obtain each employee’s written acknowledgement of receipt and certification in the form prescribed in the policy; and

c.	Maintain in the Firm’s records for the periods required by applicable regulations:

•	a copy of the personal trading policy and each revision of this policy;
•	a copy of each employee’s written acknowledgement of receipt of this policy;
•	a record of each violation of this policy and the remedial actions taken as a result of that violation; and
•	records of employee reports made pursuant to this policy.